Exhibit 21

Pathmark Stores, Inc.

List of Subsidiaries

Name	State of Incorporation

Adbrett Corp.	Delaware

AAL Realty Corp.	New York

Bridge Stuart, Inc.	New York

Bucks Stuart, Inc.	Pennsylvania

GAW Properties Corp.	New Jersey

East Brunswick Stuart LLC.	Delaware

Glenolden Stuart, Inc.	Delaware

Lancaster Pike Stuart LLC	Delaware

Plainbridge LLC	Delaware

PTMK LLC	Delaware

Supermarkets Oil Co.	New Jersey

Upper Darby Stuart LLC	Delaware